Pacific

WebWorks

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March 20, 2007

Mark Kronforst

Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Dear Mr. Kronforst,

We are in receipt of your comment letter dated March 8, 2007, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  The Company is filing via EDGAR this letter and an Amendment No. 2 to the Form 10-KSB for the year ended December 31, 2005.

We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Revenue Recognition, pages 20-21

Comment No. 1.

Please revise your disclosures in your next periodic report to clearly indicate whether you deliver any software to your customers and explain how SOP 97-2 is applied, if applicable.  In addition, revise your future disclosures to provide robust disclosures regarding how you allocate revenue to the various elements included in your arrangements whether under SOP 97-2 or in accordance with EITF 00-21; and

Response:  The Company undertakes to provide robust disclosures regarding how we allocate revenue to the various elements included in our arrangements in our future filings.

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

U.S. Securities and Exchange Commission

March 20, 2007

Comment No. 2.

It is still not apparent how you conclude that fees in your arrangements are collectible at the time of revenue recognition for monthly billings that may be declined or result in insufficient funds on the part of your customers.  Given the frequency in which these payments are rejected, it appears that a more appropriate accounting model may be to record this revenue upon cash receipt.  Tell us how you considered this model.

Response:  Due to the frequency of uncollectible fees related to monthly billings, commencing in 2007, the Company undertakes to begin recognizing revenue derived from the billing of monthly fees only upon cash receipts.

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The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer